06009391

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34099

RECEIVED AUG 29 2006 PROCESSING SECTION 213 D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PATRICK FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 High Street, Suite 510
(No. and Street)

Hamilton (City) Ohio (State) 45011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. Hogan (513) 863-4570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103 (Address) Springfield (City) Ohio (State) 45503 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Financial Corporation, as of August 28 6-30-06, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]

Signature

President

Title

TAMMERA J. EDWARDS
Notary Public, State of Ohio
My Commission Expires
Aug. 27, 2008

Tammera J. Edwards

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK FINANCIAL CORPORATION

Financial Statements

June 30, 2006

with

Independent Auditors' Report

PATRICK FINANCIAL CORPORATION

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	8-9
Supplementary Information:	
Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Patrick Financial Corporation
Hamilton, Ohio

We have audited the accompanying statement of financial condition of Patrick Financial Corporation (the Company) as of June 30, 2006 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
July 25, 2006

PATRICK FINANCIAL CORPORATION

Statement of Financial Condition

June 30, 2006

Assets		
Current assets:		
Cash and cash equivalents	$	93,656
Commission receivable		40,811
Total current assets		134,467
Property, plant and equipment:		
Computer equipment		20,809
Less: accumulated depreciation		(20,809)
Net property, plant and equipment		-
Non-current assets:		
Certificate of deposit		186,884
Total assets	$	321,351
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	74,360
Accrued liabilities		1,630
Total current liabilities		75,990
Stockholder's equity:		
Common stock, no par value; 750 shares authorized, 52 shares issued and outstanding		500
Additional paid-in capital		39,500
Less: Treasury stock, 37 shares, no par common stock		(30,000)
Retained earnings		235,361
Total stockholder's equity		245,361
Total liabilities and stockholder's equity	$	321,351

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Income

For the year ended June 30, 2006

Revenue:		
Commissions earned	$	648,999
Interest and dividends		12,376
Gain on sale of investments		4,848
Total revenue		666,223
Expenses:		
Commissions paid		441,068
Officer's salaries		118,200
Payroll taxes		9,559
Retirement benefits		29,550
Medical reimbursement plan		14,599
Insurance		297
Professional fees		8,295
License and registration		3,588
Advertising		683
Contributions		250
Office supplies		6,714
Rent		8,736
Communications		6,223
Travel and entertainment		2,594
Dues and subscriptions		1,303
Research and training		295
Total expenses		651,954
Net income	$	14,269

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2006

		Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balances at , July 1, 2005	$	500	39,500	(30,000)	221,092	231,092
Net income		-	-	-	14,269	14,269
Balances at , June 30, 2006	$	500	39,500	(30,000)	235,361	245,361

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Cash Flows

For the year ended June 30, 2006

Cash flows from operating activities:	
Net income	$ 14,269
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of investments	(4,848)
Effects of changes in operating assets and liabilities:	
Commission receivable	498
Accounts payable	480
Accrued and withheld liabilities	838
Net cash provided by operating activities	11,237
Cash flows used by investing activities:	
Proceeds from sale of investments	9,648
Investment purchases	(4,800)
Certificate of deposit purchased and interest retained in account	(10,453)
Net cash used by investing activities	(5,605)
Cash flows from financing activities:	
Repayment of unsecured note payable	(20,000)
Decrease in cash and cash eqivalents	(14,368)
Cash and cash eqivalents, beginning of year	108,024
Cash and cash eqivalents, end of year	$ 93,656
Supplemental disclosures:	
Cash paid for:	
Interest	$ -
Taxes	$ -

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

Patrick Financial Corporation is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is located in Hamilton, Ohio.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers amounts on hand and in demand deposits with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank and investment company deposit accounts which, at times, exceed federally insured limits. The Organization has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Certificate of Deposit

The Company purchased a 120-month certificate of deposit on August 3, 2004, which has a maturity date of August 3, 2014. The certificate of deposit is carried fair market value as a non-current asset.

Customer Accounts

Customer accounts are carried by correspondent brokers on a fully disclosed basis.

Commission Receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on straight-line method using estimated useful lives of five to seven years.

Income taxes:

Amounts provided for federal and state income taxes are based on earnings reported for financial statement purposes, adjusted for temporary and permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

2. Lease Commitment:

The Company leases its office space on a month to month basis from an unrelated party. Rent expense for the year ended June 30, 2006 was $8,736.

3. Retirement Plan:

The Company has a simplified employee pension (SEP) plan under the regulations of the Internal Revenue Code to cover all eligible employees. Contributions to the plan are discretionary and amounted to $29,550 for the year ended June 30, 2006.

4. Subordinated Borrowings:

The borrowings under subordination agreements at June 30, 2006 are listed in the following:

$20,000 unsecured subordinated note payable to Joseph R. Schickling, a shareholder, paid off on July 27, 2005.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2006, the Company had net capital of $239,850, which was $189,850 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.32 to 1.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Patrick Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Patrick Financial Corporation (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters related to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
July 25, 2006

SUPPLEMENTARY INFORMATION

PATRICK FINANCIAL CORPORATION

Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2006

Net Capital:		
Total stockholder's equity	$	245,361
Deductions for non-allowable assets:		
Certificate of Deposit early withdrawal penalty		(4,672)
Net capital before haircuts on securities positions		240,689
Haircuts on securities		
Money market (2%)		(839)
Net Capital	$	239,850
Aggregate Indebtedness:		
Accounts payable	$	74,360
Accrued liabilities		1,630
Total aggregate indebtedness	$	75,990
Computation of Basic Net Capital Requirement:		
6 2/3% aggregate indebtedness as shown above, pursuant to Rule 15c3-1 as of June 30, 1999, subject to minimum requirement of $50,000	$	50,000
Total requirement	$	50,000
Excess Net Capital		189,850
Ratio: Aggregate indebtedness to net capital		0.32 to 1.0
Reconciliation with Company's Computation: (Included in part IIA of Form X-17A-5 as of June 30, 2006)		
Net capital per unaudited FOCUS report	$	231,687
Accounts receivable, net of payables adjustment		8,163
Net capital per audited computation above	$	239,850